UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)

Owl Rock Technology Finance Corp. II

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

N/a

(CUSIP Number)

CH-IP Owl Rock Tech II, L.L.C.

Attn: Diane Tobin

3953 Maple Avenue, Suite 250

Dallas, TX 75219

(214) 661-8333

with a copy to:

Michael Renetzky, Esq.

Locke Lord LLP

111 South Wacker Drive, Suite 4100

Chicago, IL 60606

(312) 443-0700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 30, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	N/A

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CH-IP Owl Rock Tech II, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,705.009 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,705.009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,705.009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 2(a) herein.
(2)	Based upon 3,000,100.001 shares of Common Stock outstanding as of December 30, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CH Investment Partners, L.L.C..
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,705.009 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,705.009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,705.009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IA

(1)	See Item 2(a) herein.
(2)	Based upon 3,000,100.001 shares of Common Stock outstanding as of December 30, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Oak Lawn Direct Investors GP, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,705.009 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,705.009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,705.009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 2(a) herein.
(2)	Based upon 3,000,100.001 shares of Common Stock outstanding as of December 30, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) I35 Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,705.009 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,705.009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,705.009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) OO

(1)	See Item 2(a) herein.
(2)	Based upon 3,000,100.001 shares of Common Stock outstanding as of December 30, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirk L. Rimer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,705.009 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,705.009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,705.009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 2(a) herein.
(2)	Based upon 3,000,100.001 shares of Common Stock outstanding as of December 30, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael R. Silverman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,133,705.009 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,133,705.009

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,705.009
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.8% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	See Item 2(a) herein
(2)	Based upon 3,000,100.001 shares of Common Stock outstanding as of December 30, 2021, as disclosed by the Issuer to the Reporting Persons in connection with the issuance of shares of Common Stock.

Item 1.	Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”) of Owl Rock Technology Finance Corp. II, a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 399 Park Avenue, 38th Floor, New York, NY 10022.

Item 2.	Identity and Background

This Schedule 13D is jointly filed by and on behalf of each of CH-IP Owl Rock Tech II, L.L.C., a Delaware limited liability company (“CH-IP Owl Rock Tech”), CH Investment Partners, L.L.C., a Delaware limited liability company (“CHIP”), Oak Lawn Direct Investors GP, L.L.C., a Delaware limited liability company (“Oak Lawn”), I35 Investors, Inc., a Texas corporation (“I35”), Kyle L. Rimer, and Michael R. Silverman (CH-IP Owl Rock Tech, CHIP, Oak Lawn, I35, Mr. Rimer and Mr. Silverman are collectively referred to herein as the “Reporting Persons”). The Reporting Persons are filing this Schedule 13D jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 99.1 and incorporated herein by reference (the “Joint Filing Agreement”). CH-IP Owl Rock Tech is the record and direct beneficial owner of the shares of Common Stock covered by this statement. Oak Lawn is the managing member of CH-IP Owl Rock Tech. CHIP is the investment manager of CH-IP Owl Rock Tech. As investment manager, CHIP has been granted exclusive investment discretion and investment management authority with respect to CH-IP Owl Rock Tech and the shares of Common Stock owned thereby, but CHIP does not have the power to vote (or direct the vote) of such shares. Pursuant to the Limited Liability Company Agreement of CH-IP Owl Rock Tech, the members of CH-IP Owl Rock Tech have pass-through voting rights such that if any vote or consent is required to be cast or given by CH-IP Owl Rock Tech as a shareholder of the Issuer, then CHIP must first obtain direction from the members of CH-IP Owl Rock Tech on how to cast such vote or give such consent on behalf of CH-IP Owl Rock Tech and vote the shares of Common Stock owned by CH-IP Owl Rock Tech in accordance with directions. Oak Lawn Capital Management, L.P., a Delaware limited partnership (“OLCM”), is the managing member of CHIP. I35 is the manager of Oak Lawn and the sole general partner of OLCM. Michael Silverman and Kyle Rimer are the Co-Presidents of, and may be deemed to beneficially own the securities beneficially owned by, I35 and CHIP.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any purpose, the beneficial owner of any securities covered by this Schedule 13D.

The business / residence address for the Reporting Persons is, c/o CH Investment Partners, L.L.C., 3953 Maple Avenue, Suite 250, Dallas, TX 75219.

The principal business of CH-IP Owl Rock Tech is acquiring, holding and selling shares of Common Stock for investment purposes. The principal business of Oak Lawn is serving as the managing member of CH-IP Owl Rock Tech and as the general partner or managing member of various other affiliated pooled investment vehicles. The principal business of CHIP is serving as the investment manager of CH-IP Owl Rock Tech and providing investment management, advisory, consulting, administrative and other services to other affiliated pooled investment vehicles, separately managed accounts of advisory clients and other persons and entities. The principal business of OLCM is serving as the managing member of CHIP. The principal business of I35 is serving as the manager of Oak Lawn, the general partner of OLCM and the managing member or general partner of various other affiliates of CHIP. The principal business of Messrs. Rimer and Silverman is serving as Co-Presidents of CHIP and I35.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

See Item 6 of the respective cover page of each Reporting Person.

Item 3.	Source and Amount of Funds or Other Considerations

As further described in Item 6 below, CH-IP Owl Rock Tech previously entered into a subscription agreement with the Issuer, substantially in the form of Exhibit 99.2 (the “Subscription Agreement”), pursuant to which CH-IP Owl Rock Tech subscribed for and agreed to purchase shares of Common Stock with a capital commitment equal to $178,760,000.00 (the “Capital Commitment”). Pursuant to the Subscription Agreement, CH-IP Owl Rock Tech is required to fund drawdowns to purchase shares of Common Stock up to the amount of the Capital Commitment on an as-needed basis each time the Issuer delivers a drawdown notice to CH-IP Owl Rock Tech. The Subscription Agreement was entered into between the Issuer and CH-IP Owl Rock Tech, and the Capital Commitment was made, prior to the effective date of the Form 10 filing with respect to the Common Stock. The foregoing description of CH-IP Owl Rock Tech’s commitment to the Issuer does not purport to be complete and is qualified in its entirety by reference to the Form of Subscription Agreement between Owl Rock Technology Finance Corp. II and CH-IP Owl Rock Tech II, L.L.C., which is incorporated herein by reference to Exhibit 99.2.

As of December 30, 2021, CH-IP Owl Rock Tech has purchased, and currently owns, 1,133,705.009 shares of Common Stock of the Issuer and the aggregate consideration paid for such shares of Common Stock was approximately $17,005,575.14 in capital contributions to the Issuer, pursuant to a capital drawdown notice from the Issuer with respect to its Capital Commitment in accordance with the Subscription Agreement.

The source of the funds for the purchase of shares of Common Stock was investment capital of CH-IP Owl Rock Tech. CH-IP Owl Rock Tech from time to time uses or may use a subscription line of credit to fund capital calls from the Issuer. The outstanding amounts with respect to the line of credit will be repaid by CH-IP Owl Rock Tech by making capital calls to the members of CH-IP Owl Rock Tech.

Item 4.	Purpose of Transaction

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

All shares of Common Stock of the Issuer currently owned by CH-IP Owl Rock Tech were acquired for investment purposes and CH-IP Owl Rock Tech was formed for the purpose of acquiring shares of Common Stock. Pursuant to the Subscription Agreement, CH-IP Owl Rock Tech is obligated to purchase additional shares of Common Stock from the Issuer from time to time for an aggregate purchase price not to exceed its Capital Commitment.

CH-IP Owl Rock Tech intends to review its investment in the Issuer on a continuing basis and depending on such review may consider from time to time various alternative courses of action. Each of the Reporting Persons reserves the right, in light of its ongoing evaluation of the Issuer’s financial condition, business, operations and prospects, the market price and availability of the shares of Common Stock or other securities of the Issuer, conditions in the securities markets generally, general economic and industry conditions, regulatory requirements, other investment opportunities available to it, its business and investment objectives and other relevant factors, to change its plans and intentions at any time or to take such actions with respect to its investment in the Issuer as it deems appropriate. In particular, any one or more of the Reporting Persons (and their respective affiliates) reserves the right, in each case subject to any applicable law and any applicable restrictions, conditions or limitations set forth in the Subscription Agreement and other applicable agreements, to (i) purchase additional shares of Common Stock, commit to purchase additional shares of Common Stock or make a new or additional capital commitment to the Issuer with respect to the purchase of shares of Common Stock or other securities of the Issuer, (ii) sell or transfer the securities beneficially owned by them from time to time in public (open-market) or private transactions or an underwritten offering (including the sale or transfer of all or a portion of the shares of Common Stock owned by CH-IP Owl Rock Tech to one or more affiliates of the Reporting Persons), (iii) cause any of the Reporting Persons to distribute in kind to their respective partners or members, as the case may be, securities of the Issuer owned by such entities, (iv) enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of their positions in the securities of the Issuer and (v) consider participating in a business combination transaction that would result in the acquisition of all of the Issuer’s outstanding shares of Common Stock.

Except to the extent that the foregoing may be deemed to be a plan or proposal, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of Item 4 of Schedule 13D. Depending upon the foregoing factors and to the extent deemed advisable in light of their general investment policies, or other factors, the Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer or the Common Stock, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The foregoing is subject to change at any time, and there can be no assurance that any of the Reporting Persons will take any of the actions set forth above.

Item 5.	Interest in Securities of the Issuer

(a) The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is stated in Items 11 and 13 on the cover page(s) hereto.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this Schedule 13D.

Each Reporting Person declares that neither the filing of this Schedule 13D nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate or other group for the purpose of acquiring, holding or disposing of securities of the Issuer or otherwise with respect to the Issuer or any securities of the Issuer or (ii) a member of any syndicate or group with respect to the Issuer or any securities of the Issuer.

(b) Number of shares as to which each Reporting Person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover page(s) hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover page(s) hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover page(s) hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover page(s) hereto.

As of the date hereof, no Reporting Person directly owns or holds any shares of Common Stock of the Issuer other than CH-IP Owl Rock Tech, as the direct beneficial owner of the securities covered by this statement. Except to the extent of their pecuniary interest, each of the Reporting Persons (other than CH-IP Owl Rock Tech) disclaims beneficial ownership of the shares of the Common Stock reported herein and the filing of this Schedule 13D shall not be construed as an admission that any such Reporting Person is the beneficial owner of any securities covered by this statement.

As of the date hereof, no Reporting Person owns any shares of Common Stock of the Issuer other than as set forth in this Item 5.

(c) Other than as set forth in this Schedule 13D, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 and Item 3 of this Schedule 13D is hereby incorporated herein by reference.

As described in Item 3 above, CH-IP Owl Rock Tech has entered into the Subscription Agreement with the Issuer, pursuant to which CH-IP Owl Rock Tech has subscribed for and agreed to purchase shares of Common Stock of the Issuer with a Capital Commitment of $178,760,000.00. CH-IP Owl Rock Tech is required under the Subscription Agreement to purchase shares of Common Stock of the Issuer up to the amount of the Capital Commitment within 10 days of receipt of a capital drawdown notice from the Issuer. The Subscription Agreement contains customary representations, warranties and covenants of the Issuer and CH-IP Owl Rock Tech, and customary indemnification provisions in favor of the Issuer.

Except as described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the shares of Common Stock of the Issuer.

Item 7.	Material to Be Filed as Exhibits

The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

24.1	Power of Attorney (filed herewith).

99.1	Joint Filing Agreement (filed herewith).

99.2	Form of Subscription Agreement between Owl Rock Technology Finance Corp. II and CH-IP Owl Rock Tech II, L.L.C. (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 10-12G filed with the Securities and Exchange Commission December 1, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2022	CH-IP OWL ROCK TECH II, L.L.C.

	By:	Oak Lawn Direct Investors GP, L.L.C.
	Its:	Managing Member

	By:	I35 Advisors, Inc.
	Its:	Manager

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 10, 2022

OAK LAWN DIRECT INVESTORS GP, L.L.C.

	By:	I35 Advisors, Inc.
	Its:	Manager

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 10, 2022

I35 ADVISORS, INC.

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 10, 2022

CH INVESTMENT PARTNERS, L.L.C.

	By:	Oak Lawn Capital Management, L.P.
	Its:	Managing Member

	By:	I35 Advisors, Inc.
	Its:	General Partner

	By:	/s/ Diane Tobin
	Name:	Diane Tobin
	Title:	Authorized Signatory
	Date:	January 10, 2022

KIRK L. RIMER

By:	/s/ Diane Tobin
Name:	Diane Tobin
Title:	Authorized Signatory
Date:	January 10, 2022

MICHAEL R. SILVERMAN

By:	/s/ Diane Tobin
Name:	Diane Tobin
Title:	Authorized Signatory
Date:	January 10, 2022

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).